(Friendly's Logo)

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`Great Food
    & Ice Cream                                                    May 30, 2006

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.   20549

Re: Friendly Ice Cream Corporation
      Form 10-K: For the fiscal year ended December 31, 2005
      Form 10-Q: For the quarter ended March 31, 2006
      Commission File #: 001-13579

Dear Ms. Cvrkel:

Reference is made to the Staff's letter of comment dated May 15, 2006 (the "Staff's Letter"). Set forth are Friendly Ice Cream Corporation's (the "Company") responses to the comments raised in the Staff's Letter relating to the above-referenced filings on Form 10-K and Form 10-Q.

Notes to the Financial Statements
---------------------------------

Note 2.  Summary of basis of presentation and Significant Accounting Policies
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     - Stock-Based Compensation, page F-14
     -------------------------------------

1. We note from your response to our prior comment 3 that for options issued in 2005 you used historical data beginning in January 2001. Please tell us if you used the same method to estimate the volatility factor for options granted in 2004 and 2003. If not, please tell us the nature of the differences between the two methods and your basis for the change in method in 2005. Also, as previously requested, please explain the changes in facts or circumstances that resulted in the change in the volatility factors used for 2004 and 2005.

    Friendly Ice Cream Corporation o 1855 Boston Road o Wilbraham, MA o 01095
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

Friendly Ice Cream Corporation
May 30, 2006
Page 2


              Response
              --------

              The Company used the same method to estimate the volatility factor for options granted in 2004 and 2003. In 2003 and 2004, we had limited trading history, as the Company initially went public at the end of 1997. Volatility during this period was greater due to both the initial post-IPO time frame and the Company's 2000 restructuring; however, it was the only history we had at that time that was reasonably consistent in life with the options being issued. By 2005, the additional trading years available to us made it possible to recognize a period of trading history that not only continued to be reasonably consistent with the lives of the options being issued, but excluded the early years containing the most volatility. We also believe that the trading history used for the options granted in 2005 is more representative of the Company's typical trading volatility.

              It should be noted that had a lower volatility been assumed, the effect on the pro forma disclosure would have been lower pro forma stock compensation expense over the two-year period of $157,000.


Note 5.  Discontinued Operations, page F-20
-------------------------------------------

2. We note from your response to our prior comment 5 that the net loss related to the sale of restaurants that closed during 2004 was $34,000. However, it appears from the disclosures in Note 4 that the gain on two properties that were closed and sold during the fourth quarter of 2004 was $782,000, which was included in operating income. Please explain to us and in the notes to your financial statements why the gain on these two properties was considered operating income in 2004; however the gain/loss on the sale of properties in 2005 is classified as discontinued operations. Alternatively, please revise your presentation to include the gain related to the sale of the restaurants in 2004 as discontinued operations.

              Response
              --------
              The Company's response to the Staff's prior comment 5 that the net loss related to the sale of restaurants that closed during 2004 was $34,000 referred not only to the gain on the two properties sold during the fourth quarter, but also to the operating loss, net of income taxes related to those properties as well as eight additional properties closed during 2004.

Friendly Ice Cream Corporation
May 30, 2006
Page 3



     The following table lists the activity related to the 10 properties closed during 2004:

                                   Gain /                           Net (Loss) /
        Description              (Loss) on         Operating         Gain after                       Comments
                                  disposal            Loss            tax @ 41%
-----------------------------------------------------------------------------------------------------------------------------
Two Abandoned                    ($59,000)         ($73,000)         ($78,000)           We believe that the closing of
Leased Properties-                                                                       this restaurant benefited other
Significant Sales                                                                        restaurants based on significant
Migration                                                                                sales increases in nearby
                                                                                         restaurants. Therefore, the
                                                                                         results of operations and any
                                                                                         related gain or loss were
                                                                                         included in income from
                                                                                         operations on the Company's
                                                                                         financial statements.
-----------------------------------------------------------------------------------------------------------------------------
One Sold property-                $727,000         (103,000)          $368,000           We believe that the closing of
significant sales                                                                        this restaurant benefited other
migration                                                                                restaurants based on significant
                                                                                         sales increases in nearby
                                                                                         restaurants. Therefore, the
                                                                                         results of operations and any
                                                                                         related gain or loss were
                                                                                         included in income from
                                                                                         operations on the Company's
                                                                                         financial statements.
-----------------------------------------------------------------------------------------------------------------------------
Five Closed                          $0            ($285,000)        ($168,000)          Properties marketed for lease to
properties marketed                                                                      third parties, which represents
for lease to third                                                                       continuing involvement
parties
-----------------------------------------------------------------------------------------------------------------------------
One Sold property                 $55,000          ($179,000)        ($73,000)           Net loss immaterial, not shown
no sales migration                                                                       separately as discontinued
                                                                                         operations
-----------------------------------------------------------------------------------------------------------------------------
One Abandoned                        $0            ($141,000)        ($83,000)           Net loss immaterial, not shown
Leased Property-no                                                                       separately as discontinued
sales migration                                                                          operations
-----------------------------------------------------------------------------------------------------------------------------

Friendly Ice Cream Corporation
May 30, 2006
Page 3




Note 8.  Income Taxes, page F-26
--------------------------------

3. We note that your response to our prior comment 6 explains the nature of the tax matters that resulted in a reversal of the accrual in fiscal 2004 and an additional accrual in 2005. Please confirm to us that in future filings you will disclose the nature of significant changes in the accrual. Also, please tell us why the company previously believed it was probable that the company would be required to pay the $2,156,000 of income tax accruals for use of an aircraft leased by the Company that were reversed in 2004. Your response should clearly explain what events or changes in circumstances resulted in the conclusion that payment of this amount was no longer probable during 2004. Your response should clearly explain why outside tax counsel no longer believed the payment of amounts accrued was probable.

              Response
              --------

              The Company will, in future filings, disclose the nature of significant changes in the accrual.

              In 1994 the Company, as a privately held company, entered into an Aircraft reimbursement Agreement with its affiliate, TRC Realty Co. ("TRC"). The Agreement allowed the Company to use an aircraft TRC leased from General Electric Capital Corporation ("GECC"). The Company agreed to reimburse TRC for 50% of the fixed costs, and all of the variable operating expenses related to the Company's use of the aircraft, for the life of the 10-year lease. In 1999, TRC, with the Company's consent, substituted a new lease and aircraft for the then existing one. Subsequently, the percentage of fixed costs for which the Company was responsible was reduced from 50% to 40%.

              In February 2003, one of the Company's stockholders filed a lawsuit seeking, among other things, to compel the Company's Chairman to reimburse the Company for his personal use of the aircraft. During the initial stages of the lawsuit and throughout 2003, the Company concluded that it was probable that deductions related to the expenses for the aircraft would be disallowed by the Internal Revenue Service ("IRS") upon audit due to the Company's limited use of the aircraft. Such a disallowance would have resulted in additional tax and interest, for which the Company accrued. The Company discussed this issue with its independent accountants and the law firm representing the Company in the lawsuit and it was determined at that time that an accrual was appropriate.

Friendly Ice Cream Corporation
May 30, 2006
Page 5




              During 2004, as the lawsuit progressed, the Company reviewed the then current status of the stockholder litigation and concluded that an accrual was appropriate.

              In November 2004, the Company was informed by the IRS that its 2002 Consolidated Federal Income Tax Return was to be audited. Given the significance of this matter, and in order to prepare for the audit, the Company sought advice from its outside legal tax counsel including the airplane tax accrual issue. The outside counsel's conclusion, citing numerous Internal Revenue Code sections, Treasury Regulations and court decisions, was that although it was possible, it was less than probable that the IRS would be successful in disallowing the deductions related to the expenses incurred to lease the aircraft. Based on this advice by outside tax counsel following an examination of the then current status of the lawsuit, the Company reversed its accrual related to this matter.

              In 2005, the IRS audit was expanded to include 2003 and 2004 in addition to 2002. The audit was completed in April 2006 with no adjustment to the deductions related to expenses incurred to lease the aircraft.


4. We note from your response to our prior comment number 6, that prior to 2005, the Company would accrue only for the potential interest on probable audit exposures and not for the related tax that would be payable. Please tell us why you believe your accounting policy with respect to probable tax exposures prior to 2005 was in accordance with paragraph 8 of SFAS No. 5. As part of your response, please explain why you did not previously recognize provisions for the tax contingencies but only for the related interest. Also, please tell us what portion of the $1,446,000 recognized in 2005 related to tax contingencies that originated prior to 2005 and indicate the related periods in which these contingencies arose. We may have further comment upon receipt of your response.

Friendly Ice Cream Corporation
May 30, 2006
Page 6




              Response
              --------

              The Company's response to the Staff's prior comment number 6 stated, "Prior to 2005, the Company would accrue potential interest only on probable audit exposures that would result in future deduction, i.e., temporary differences." Temporary differences do not give rise to a tax contingency accrual due to the fact that an adjustment by the IRS related as to when a deduction could be taken, as opposed to complete disallowance, would result in an offsetting deferred tax asset and have no impact on net income.

              In 2005, however, the Company determined that a valuation allowance was required that reduced the carrying value of net deferred tax assets to zero. Additionally, the Company expects to record a full valuation allowance on future tax benefits until it is able to sustain an appropriate level of profitability. While the Company is recording a full valuation allowance of future tax benefits, any future disallowance of temporary income tax deductions would negatively impact earnings by the amount of tax and interest.

              The Company accounts for income tax exposures pursuant to SFAS No. 5, "Accounting for Contingencies," ("SFAS No. 5"), which provides that an estimated loss from a loss contingency should be accrued by a charge to income if both the following criteria are met:

               1. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

               2.   The amount of loss can be reasonably estimated.

              Therefore, the Company did include in the tax accrual additional tax contingencies for issues that were not just related to the timing of a deduction or an item of income, i.e., permanent items whereby the additional taxes would result in additional tax expense.

              Of the $1,446,000 recognized in 2005 related to tax contingencies, approximately $1,039,000 originated prior to 2005 and relate to 2002, 2003 and 2004.

Friendly Ice Cream Corporation
May 30, 2006
Page 7




The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses to the Staff Letter, please contact Florence Tassinari, Controller at (413) 731-4032.

Sincerely,

Friendly Ice Cream Corporation


By:  / s /  PAUL V. HOAGLAND
------------------------------------------
Paul V. Hoagland
Executive Vice President of Administration
And Chief Financial Officer